Notice OF EXEMPT SOLICITATION: (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: Bank of America Corp

NAME OF PERSON RELYING ON EXEMPTION: Majority Action

ADDRESS OF PERSON RELYING ON EXEMPTION: PO Box 4831, Silver Spring, MD 20914

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the
Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily.

Bank of America [NYSE: BAC]:

Due to the company’s reversal of its Paris-aligned commitment to “not directly finance” Arctic oil exploration and extraction, thermal coal mines or new coal-fired power plants;

Vote AGAINST: Clayton S. Rose, Chair of the Enterprise Risk Committee (Item 1j).

The International Energy Agency’s (IEA’s) 2023 Net Zero Emissions by 2050 (NZE) scenario lays out a cost-effective and economically productive scenario for the energy sector to achieve net zero carbon emissions by 2050, thereby leaving open the possibility of limiting warming to 1.5°C.[1] Where companies fail to transform operations and business models in line with a 1.5°C pathway, responsible shareholders must use their most powerful tool—proxy voting on corporate board elections—to hold directors accountable.[2]

At companies where fossil fuel production or consumption is not the primary business, the relevant committee chair(s) with climate-related oversight responsibilities should be held accountable for oversight failures related to decarbonization.

2023 was the hottest year on record by a wide margin due to a record-shattering 0.2°C spike in the global temperature.[3] More disconcerting is that current climate models cannot explain this anomaly.[4] Against this backdrop, Bank of America reneged on its Paris-aligned commitment to restrict financing for Arctic drilling, thermal coal mining, and coal-fired power projects.[5] This backward step exposes the bank to increased climate transition risk under the increasingly probable projection that coal, oil, and natural gas demand will peak this decade even without any new climate policies.[6] However, on its own, this projected near-term demand reduction still leaves the energy system far from the alignment necessary to limit warming to 1.5°C.[7] Every increment of warming over 1.5°C increasingly drives human costs[8] and exposes the real economy and capital markets to undiversifiable systematic risk that will negatively impact long-term broad-based growth. Bank of America and its peer financial institutions are energy decision-makers with the power to accelerate or stall the decarbonization necessary to meet the 1.5°C imperative.

The weakening of Bank of America’s exclusion policies for fossil fuels raises questions about its future commitment to the goals of the Paris Agreement and limiting warming to 1.5°C. The December 2023 version of Bank of America’s Environment and Social Risk Policy removed language stating that the bank would “not directly finance” Arctic oil exploration and extraction, thermal coal mines or new coal-fired power plants.[9] Instead, these heightened risk transactions will now go through an enhanced due diligence process involving senior-level risk review.[10] This rollback makes Bank of America the only major U.S. bank without any policy restrictions on financing Arctic drilling, thermal coal mining, and coal-fired power plants.[11]

	Arctic drilling exclusions	Thermal coal mining exclusions	Coal-fired power plants exclusions
Bank of America	X	X	X
Citi	✓	✓	✓
Goldman Sachs	✓	✓	✓
JPMorgan Chase	✓	✓	✓
Morgan Stanley	✓	✓	✓
Wells Fargo	✓	✓	✓

Coal and oil & gas exclusion policy assessments in the areas of Arctic oil exploration and extraction, thermal coal mines or new coal-fired power plants (as of Feb 2024)[12]

Risks to Bank of America

The IEA’s most recent Energy Outlook provides strong evidence that the global demand for coal, oil, and natural gas will peak before 2030 as momentum for the clean energy transition continues to gain momentum under the IEA State Policies Scenario (STEPS).[13] Under this scenario, the three primary fossil fuels’ share of the global energy supply shifts downwards from 80 to 73 percent.[14] This shift is significant because the STEPS scenario (based on current policy) accounts for significantly more long-term demand for fossil fuels than the NZE scenario that limits warming to 1.5°C. Consequently, fossil fuel companies that maintain or grow production expose themselves and their lenders to significant transition risk as their assets become financially unviable under a moderate transition scenario, let alone a rapid transition that is 1.5°C-aligned.[15] We believe banks that have lent to these fossil fuel companies will increasingly be exposed to credit risk as climate-related risk drivers reduce borrowers’ ability to repay and service debt or banks’ ability to fully recover the value of a loan.[16] Furthermore, banks will increasingly be exposed to market risk as these risk drivers trigger massive, sudden, and negative price adjustments in asset values.[17] High-risk projects and geographies, such as Arctic drilling, thermal coal mining expansions, and new coal-fired power projects, are examples of the long-term projects that are most at risk under scenarios in which fossil fuel demand peaks this decade. Bank of America should immediately reinstate its policy that excludes the financing of these transactions.

Risks to the System

Climate-related risks are systemic, with spillovers and interlinkages within the real economy and the capital markets that will negatively impact long-term, broad-based economic growth.[18] Under a business-as-usual scenario in which future emissions continue to rise, every 1.0°C increase in global temperature results in a GDP loss of 1.2% in the United States.[19] The greatest contributor to the rise in temperature is coal, the largest source of energy-related CO2 emissions.[20] Bank of America’s weakening of its exclusion policies for coal, the most carbon-intensive fuel source, sets a dangerous precedent. For diversified asset owners, whose returns depend on overall market performance, negative climate-related impacts inevitably result in lower returns across portfolios. Given the linkages among climate impacts, economic output, and portfolio performance, it is not enough for diversified asset owners to consider only the risk climate change poses to individual companies. These owners can and should mitigate the drivers of systemic climate-related risks in the real world by preventing new capital flows to projects and companies expanding fossil fuel operations beyond the boundaries of a 1.5°C-aligned pathway. As stated in the IEA’s World Energy Outlook, the end of fossil fuel growth undercuts the rationale for any increase in spending. Until 2023, meeting projected demand in the STEPS scenario (based on current policy) required increasing oil and gas investment through the remainder of the decade; this is no longer the case due to a more robust clean energy outlook and lower projected fossil fuel demand.[21] However, a wide gap exists between the STEPS decarbonization trajectory and that of the NZE.[22] This gap is indicative of an escalated risk from the protracted burning of fossil fuels under a net zero transition that limits global warming to 1.5°C.[23]

Conclusion: Bank of America has reversed its Paris-aligned commitment to “not directly finance” Arctic oil exploration and extraction, thermal coal mines or new coal-fired power plants. Therefore, it is recommended that shareholders vote AGAINST Clayton S. Rose, Chair of the Enterprise Risk Committee (Item 1j) at the company’s annual general meeting on April 24, 2024.

Additional item:

Under the NZE scenario, a threefold increase in renewable capacity is the greatest single driver of reduced emissions through 2030.[24] To actualize this 1.5°C-aligned goal, global investment in clean energy capacity must outpace investment in fossil fuel energy capacity by a ratio of 6 to 1 in 2030.[25] Majority Action recommends support for Proposal 7: Shareholder proposal requesting disclosure of clean energy financing ratio. The Proponent of the proposal, The New York City Employees’ Retirement System, requests that Bank of America disclose annually its Clean Energy Supply Financing Ratio, defined as its total financing through equity and debt underwriting, and project finance, in low-carbon energy supply as a proportion of that in fossil-fuel energy supply.

PLEASE NOTE: The foregoing information may be disseminated to shareholders via telephone, U.S. Mail, E-mail, and certain social media venues, and should not be construed as investment advice or as a solicitation of authority to vote your proxy. The cost of this solicitation is being borne entirely by Majority Action. Please do not send your proxy to Majority Action; instead, vote it according to the instructions in Bank of America’s proxy statement.

[1] International Energy Agency, “Net Zero Roadmap: A Global Pathway to Keep the 1.5 °C Goal in Reach,” Executive summary, https://www.iea.org/reports/net-zero-roadmap-a-global-pathway-to-keep-the-15-0c-goal-in-reach/executive-summary, accessed Mar. 22, 2024.

[2] See proxyvoting.majorityaction.us for more information regarding Majority Action’s Proxy Voting for a 1.5°C World initiative and the transformation required in key industries.

[3] Gavin Schmidt, “Climate models can’t explain 2023’s huge heat anomaly,” Nature, Mar. 19, 2024, https://doi.org/10.1038/d41586-024-00816-z.

[4] “Climate models can’t explain 2023’s huge heat anomaly.”

[5] Hiroko Tabuchi, “Bank of America Pledged to Stop Financing Coal. Now It’s Backtracking,” New York Times, Feb. 3, 2023, https://www.nytimes.com/2024/02/03/climate/bank-of-america-esg.html.

[6] “Net Zero Roadmap: A Global Pathway to Keep the 1.5 °C Goal in Reach, Executive summary.”

[7] “Net Zero Roadmap: A Global Pathway to Keep the 1.5 °C Goal in Reach, Executive summary.”

[8] Intergovernmental Panel on Climate Change, “Summary for Policymakers.” In: Climate Change 2023: Synthesis Report, 2023, https://www.ipcc.ch/report/ar6/syr/downloads/report/IPCC_AR6_SYR_SPM.pdf, p. 17.

[9] “Bank of America Pledged to Stop Financing Coal. Now It’s Backtracking.”

[10] Bank of America Corporation, Environmental and Social Risk Policy ESRP Framework, Dec. 2023, https://about.bankofamerica.com/content/dam/about/pdfs/environmental-and-social-risk-policy-december-2023.pdf, p. 11.

[11] Reclaim Finance, “Oil & Gas Policy Tracker,” https://oilgaspolicytracker.org/, accessed Mar, 22, 2024; Reclaim Finance, “Coal Policy Tracker,” https://coalpolicytool.org/, accessed Mar. 22, 2024.

[12] “Oil & Gas Policy Tracker”; “Coal Policy Tracker.”

[13] International Energy Agency, “World Energy Outlook 2023,” IEA, https://www.iea.org/reports/world-energy-outlook-2023/executive-summary, accessed Mar. 22, 2024.

[14] “World Energy Outlook 2023.”

[15] Carbon Tracker Initiative, Navigating Peak Demand, Nov. 8, 2023, https://carbontracker.org/reports/navigating-peak-demand/, pp. 2-3.

[16] Basel Committee on Banking Supervision, Climate-related risk drivers and their transmission channels, Apr. 2021, https://www.bis.org/bcbs/publ/d517.pdf, p. 1.

[17] “Climate-related risk drivers and their transmission channels.”

[18] Sandra Batten, “Climate Change and the Macro-Economy: A Critical Review,” Bank of England Working Paper No. 706, Jan. 18, 2018, http://dx.doi.org/10.2139/ssrn.3104554, pp. 4-7.

[19] Hsiang et al., “Estimating economic damage from climate change in the United States,” Science, Jun. 30, 2017, https://escholarship.org/uc/item/8db26620, p. 356.

[20] Rainforest Action Network, Banking on Climate Chaos, 2023, https://www.ran.org/wp-content/uploads/2023/04/BOCC_2023_vF.pdf, p. 83.

[21] “World Energy Outlook 2023.”

[22] International Energy Agency, “Stated Policies Scenario (STEPS), Global Energy and Climate Model,” https://www.iea.org/reports/global-energy-and-climate-model/stated-policies-scenario-steps#abstract, accessed Mar. 22, 2024.

[23] “Summary for Policymakers.” In: Climate Change 2023: Synthesis Report, pp. 14-15

[24] International Energy Agency, Net Zero Roadmap: A Global Pathway to Keep the 1.5C Goal in Reach, 2023, https://iea.blob.core.windows.net/assets/9a698da4-4002-4e53-8ef3-631d8971bf84/NetZeroRoadmap_AGlobalPathwaytoKeepthe1.5CGoalinReach-2023Update.pdf, p. 107.

[25] Reclaim Finance, “6:1, a ratio to successfully transform our energy system,” https://reclaimfinance.org/site/en/2024/02/06/61-a-ratio-to-successfully-transform-our-energy-system/#:~:text=In%20real%20terms%2C%20the%20trajectory,end%2Duses%20%5B9%5D, accessed Mar. 22, 2024.